

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Brandon Robinson
Chief Executive Officer
New Horizon Aircraft Ltd.
3187 Highway 35
Lindsay, Ontario, K9V 4R1

      Re: New Horizon Aircraft Ltd.
           Registration Statement on Form S-1
           Filed June 10, 2024
           File No. 333-280086

Dear Brandon Robinson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at 202-551-8337 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing

cc: Peter Strand